Exhibit 99.1

FOR IMMEDIATE RELEASE

Uranium Royalty Announces Voting Results

Vancouver, British Columbia – October 13, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V:URC) (“URC” or the “Company”) is pleased to announce that at its annual general meeting held on October 13, 2022 (the “Meeting”), all nominees listed in its management information circular dated August 19, 2022 were elected as directors of the Company.

Each of the following five nominees proposed by management was elected as a director on a vote by show of hands. The proxies received by management with respect to the election of directors were as follows:

Director	Percentage of Votes For	Percentage of Votes Against
Amir Adnani	98.81%	1.19%
Scott Melbye	99.81%	0.19%
Vina Patel	99.71%	0.29%
Neil Gregson	99.81%	0.19%
John Griffith	99.81%	0.19%

As a result, the board of directors of the Company now consists of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson and John Griffith.

Shareholders also approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration.

A total of 42,375,377 common shares of the Company were voted at the Meeting, representing 43.84% of the votes attached to all outstanding common shares. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222